Mail Stop 3720

      February 22, 2006


Claudia Toussaint, Esq.
Vice President-Corporate Governance and
  Ethics, and Corporate Secretary
Embarq Corporation
5454 W. 110th Street
Overland Park, Kansas  66211

	RE:  	LTD Holding Company (now known as Embarq
Corporation)
		Form 10
		Filed January 23, 2006
      File No. 01-32732

Dear Ms. Toussaint:

      We have reviewed your filing and have the following comments.
Please note that we refer to the registrant as Embarq Corporation in our comments since you have now changed the name of the registrant from LTD Holdings Company to Embarq Corporation. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. In your response letter, provide us with your analysis as to why the overall transaction, which includes Embarq incurring new debt of
$6.6 billion to pay Sprint Nextel "in consideration" for the transferred assets, does not require Securities Act registration. In your analysis, also address the following:
* Holders of Sprint Nextel series 1 common stock, series 2 common stock and non-voting common will receive the same number of shares of
Embarq common stock for their shares even though, for example, Sprint
Nextel series 2 common stock generally is entitled to 1/10 of a vote per share; and
* You will be issuing, as a result of the preferred stock exchange offer, mirror preferred stock that converts into your common stock.
Lastly, tell us whether any of the assets being contributed to Embarq include assets acquired from Nextel Communications in the merger.
2. Please file your exhibits, such as the separation and other agreements with Sprint Nextel, as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.

Exhibit 99.1 Information Statement

General
3. We note a number of blank spaces throughout your information statement concerning material financial amounts, such as expected amounts payable to Sprint Nextel for your transitional services, among other things. Please include this disclosure in your revised information statement as soon as practicable.  Note that we may have
significant additional comments once you have provided this
disclosure.
4. Prominently disclose throughout the information statement that, as
a condition to the spin-off, you will be incurring new debt of
$6.6
billion that you will use to pay Sprint Nextel as consideration for the transferred assets. Disclose this $6.6 billion payment to Sprint
Nextel whenever you mention the steps of the spin-off.






Questions and Answers, page 1

Summary, page 4

5. Please revise to provide more balance to your questions and answers section and summary so that they disclose potential key negative factors about your business, such as your significant dependence upon Sprint Nextel for various aspects of your operations even after the spin-off, the dollar amount of new indebtedness you will incur in connection with the spin-off, your total expected indebtedness, your need for and ability to obtain additional financing, your continued loss of access lines and any imminent expiration of material agreements with Sprint Nextel or others related to your business and operations.

6. Please add a question and answer regarding why Embarq will be paying $6.6 billion to Sprint Nextel as part of the spin-off.

7. If the distribution ratio will not be one-for-one, please provide a table that illustrates the distribution ratio by showing the number of Embarq shares that a Sprint Nextel shareholder will receive for different amounts of shares held. If applicable, discuss how the distribution ratio may result in shareholders holding smaller or odd lots of Embarq shares and this may make it more difficult for Embarq shareholders to sell their shares.

8. Where you state that you will continue to have "significant commercial agreements with Sprint Nextel," as you do on page one, also convey that Sprint Nextel may terminate the agreements in most cases two years after the distribution date, and in one case, after only 60 days.

9. You state that UMB Bank is the transfer agent for your common stock and provide its contact information on page three. Please tell us in your response letter why you have also included the question-and-answer on page two as to how holders can sell shares after the distribution. If you are aware of significant plans to sell your shares in the short term following the distribution, then disclose these plans in the information statement, including in a risk factor concerning ownership in your stock.

10. Where you discuss the federal income tax consequences of the distribution, disclose whether the opinions from counsel regarding the tax-free nature of the distribution are a condition to the spin-off. Disclose when you will obtain the tax opinions. Also disclose whether Sprint Nextel can waive this condition and that Embarq has agreed to indemnify Sprint Nextel for tax liabilities resulting from the spin-off under particular circumstances.

11. On page four, please disclose your net income for the same periods that you present your revenues and operating income.

12. We note your statement on page four that "Based on [y]our financial results, [you] expect to be included in the Fortune 500 list." Please remove this statement here and on page 46 in your business section, or provide additional support as to the criteria for such inclusion and how you believe you have met them.

Summary Combined Financial Data, page 7

13. In Note (2) you define EBITDA to exclude certain items. Since EBITDA excludes certain items other than interest, taxes, depreciation and amortization, please revise the title of this measure. See question and answer 14 of our "Frequently Asked
Questions Regarding the Use of Non-GAAP Financial Measures" available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

14. Please provide more meaningful disclosure about why your non-
GAAP
measure "is an important indicator of [your] operational strength and performance."

Pro Forma Financial Data

15. In light of your disclosure starting on page 9 regarding the information that is not reflected in the historical combined financial statements, we believe that it would be appropriate to present pro forma financial statements that give effect to the transaction. The pro forma footnotes should clearly disclose the various items that will change in subsequent years and provide a range of possible estimates. We may have further comments after reviewing your pro forma financial statements and related disclosures.

Risk Factors, page 9
General
16. Please include a risk factor that discusses risks associated with the amount of your indebtedness and payment obligations as of the distribution date, including the $6.6 billion payment to Sprint Nextel, and the suggested $75 million quarterly dividend payment following the distribution. Include the effect of the amount of the debt load on your ability to meet payment obligations and execute your business strategy over the next few years.

17. You state on page 19 that "Sprint Nextel has stated publicly that it expects to pursue an aggressive strategy of serving as a wireless alternative to wireline service and to advance competition by, for example, pursuing alliances or joint ventures with cable operators that may have the effect of making the cable operators` voice offerings more attractive." Please include a risk factor that discusses the material risks associated with your parent`s engaging in activities now or after the distribution date that appear to increase the material competitive risk to you brought on by wireless technology and cable operators` use of VOIP.
18. Consider including a discussion in a risk factor of risks to your business associated with how Sprint Nextel and you have agreed to allocate customers for whom Sprint Nextel currently offers bundled services. We note your discussion on pages 52 through 55 in the business section. Include in the risk factor how long after the distribution any agreement concerning this division would last. Also address how this agreement would limit your bundled services emphasis that you mention on page 53.
19. The following risk factors appear to discuss multiple risks:
* "We have no history operating as an independent company..." on page
9 discusses the risk to you due to increased costs related to replacing services Sprint Nextel had performed and also the risk to you due to your losing Sprint Nextel as a revenue source regarding Embarq services.
* "The agreements that we are entering into with Sprint Nextel may involve..." on page 11 discusses conflicts of interest of your current officers and directors in negotiating agreements with Sprint
Nextel now and also that the agreements have early termination provisions.
* "We face widespread competition that may reduce our market share..." on page 12 discusses the effect of blurring lines between local, long distance, wireless, video and Internet services; the cable companies` competition; VOIP-related competition; competitive local exchange carriers` competition; less regulation for some competitors; and rapid technological advancements with new competitors.
* "Significant technological changes in the industry could cause a decline in demand for our services" on page 13 discusses cable operators and VOIP as well as wireless technological developments.
* "We cannot assure you that our core business will grow..." on page
14 discusses risks related to your declines in revenues from traditional voice services and consequences of your not being able to bundle services to customers as when you were a part of Sprint Nextel.
Include separate risk factors to discuss particular material risks, and revise risk factors captions to precisely capture a single material risk to your investors and to your financial condition, operations, business, and so on.
20. Make sure that each risk factor caption reflects the risk that you discuss in the text. Do not merely state a fact about the transaction or your business, such as "Our historical financial information may not be indicative..." on page nine and "We could be affected by certain changes in labor matters" on page 14. These are only examples. Revise throughout to succinctly identify in your captions the risks that result from the facts and uncertainties. Potential investors will be better able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to this transaction and your company.

We have no history operating as an independent company..., page 9

21. We note your statements that you "will need to replicate certain facilities, systems, infrastructure and personnel to which [you] will no longer have access after [y]our spin-off from Sprint Nextel" and that you "will incur capital and other costs associated with developing and implementing [y]our own support functions in these areas." So that investors may realize the magnitude of the risk described in the caption, please state estimated costs, if available.

Our spin-off from Sprint Nextel could adversely affect our business..., page 10

22. Also describe how Sprint Nextel`s engaging in any activities that overlap with your business would increase the risk associated with its "strong" brand.

If the distribution does not qualify as a tax-free transaction..., page 10

23. You state that "the IRS private letter ruling does not address all the issues that are relevant to determining whether the distribution will qualify for tax-free treatment." So that investors may have a sense of the degree of the risk described in the caption and the role the ruling can play in assessing the risk, please indicate when you submitted the request and when you received the ruling.

24. You state that, under the tax sharing agreement, you "would generally be required to indemnify Sprint Nextel against any tax resulting from the distribution if such tax resulted from (1) an issuance of [y]our equity securities." In light of Sprint Nextel`s disclosure in its Form S-4 that the merger consideration paid to Nextel Communications holders in the Sprint Nextel merger last year would be considered in determining whether the spin-off qualifies for tax-free treatment under Sections 355 and 361 of the Internal Revenue
Code, please confirm here whether the spin-off itself could be considered an issuance of your equity securities that would trigger any indemnification obligation for you under the tax sharing agreement. Also clarify whether, if the merger is considered a taxable transaction and as a result the spin-off is a taxable transaction, you would face an indemnification obligation to Sprint
Nextel. This would assist investors in assessing the likelihood and the magnitude of the risk to you.

25. Please separate the discussion concerning the risk to your shareholders and you from the discussion concerning the risk to Sprint Nextel. Include the discussions as distinct risk factors.

As part of the spin-off..., we will incur significant indebtedness...
page 11

26. So that investors may realize the extent of the risk, please offer brief examples as to how the terms of the credit facility and senior notes "could limit [y]our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities."

The agreements that we are entering into... may involve...conflicts of interest..., page 11

27. Also convey in the risk factor that certain agreements, such as the long distance agreement, involve minimum purchase commitments by you for Sprint Nextel services.

We cannot assure you that our core business will grow...., page 14

28. Please delete the mitigating language "Although we produced strong growth in broadband data customers through our high-speed
Internet offerings in 2004."

We may not have access to capital on acceptable terms, page 14

29. To provide context, please disclose Sprint Nextel`s credit ratings and, if known, your expected credit ratings. Describe the definition and relative rank of each credit rating.

The market price and trading volume of our common stock may be volatile..., page 15

30. Please provide a separate risk factor that discusses the particular risk associated with the index funds` being required to sell your common stock if you are not included in the particular indices and, so that investors can assess the magnitude of the risk, note if you generally believe they would be required to sell immediately or soon after the distribution.

Cautionary Statement Regarding Forward-Looking Statements, page 17

31. We note your statement that "uncertainties related to bankruptcies affecting industries relevant to our operations" as a factor that could cause your actual results to differ from those in forward-looking statements. In your risk factors, please discuss the material risks associated with such bankruptcies, including what the industries are and how they are relevant to your operations.

The Spin-Off, page 19

32. Please provide a section that discusses the interests of Sprint
Nextel officers and directors in the spin-off.

Background, page 19

33. Expand this section to discuss what led to Sprint Nextel`s decision to spin-off the local communications operations and how the spin-off is connected to the Sprint Nextel merger. Discuss significant aspects of the spin-off, including why Embarq is paying
$6.6 billion to Sprint Nextel for the transfer of the assets, how this amount was determined and how the amount compares to the value of the assets.

Reasons for the Spin-Off, page 19

34. Please provide more detail as to why the Sprint Nextel board believes that the spin-off is in the best interests of Sprint
Nextel
shareholders.  For example,

* You state on page 48 that part of Embarq`s "key goals" in supporting its business strategy is to "actively market integrated service offerings featuring local and long distance voice, high-speed data, video and wireless ...."  You also state on page 50 that you
"expect to provide [y]our own branded wireless voice and data services to consumers and small business customers in most of [y]our local service territories through wholesale arrangements, such as the
MVNO relationship with Sprint Nextel....[and] expect to offer
Sprint
Nextel-branded wireless services to certain medium and large business customers through a sales agency agreement with Sprint Nextel."
As
you plan to provide wireless services through relationships with Sprint Nextel, elaborate on the Sprint Nextel board`s consideration of the benefits to the holders in separating you from Sprint Nextel.

* Provide examples of the kinds of investor bases for whom your financial characteristics would appeal following the spin-off.

35. Furthermore, discuss how the Sprint Nextel board considered the detriments as well as the benefits of the spin-off. For example, discuss what consideration the Sprint Nextel board gave to the fact that Embarq will be incurring an additional $6.6 billion in debt that will be used to pay Sprint Nextel for the transferred assets rather than advance Embarq`s business. Discuss how the board considered the impact of Embarq`s additional debt load on Embarq`s ability to establish itself as a separate company and advance its business goals. As another example, discuss how the Sprint Nextel board considered the limitations on Embarq as a result of the tax sharing agreement and other agreements with Sprint Nextel. In general, specifically identify aspects of the spin-off that are more beneficial or detrimental to Sprint Nextel or Embarq and discuss how the Sprint Nextel board considered these aspects in determining that the spin-off is in the best interest of Sprint Nextel shareholders.

Treatment of Stock Options and Other Stock-based Awards, page 22

36. Disclose whether the stock options and other stock-based awards held by Sprint Nextel officers and directors will be treated the same in the distribution as those held by other employees.

Treatment of Fractional Shares, page 21

37. You state that the distribution agent will aggregate the fractional shares and sell them in the open market in order to distribute cash to the holders of those shares. Please confirm to us in your response letter that the second and third bulleted conditions described in response to question six of our Staff Legal Bulletin No.
4 will be met concerning this distribution.

38. Disclose whether any brokerage or other fees will be paid in connection with selling aggregated fractional shares and who will pay those fees.

Preferred Stock Exchange, page 22

39. Please revise this section so that the discussion of the terms of the mirror preferred stock is easier to understand.

Material U.S. Federal Income Tax Consequences of the Distribution, page 23

40. Please tell us your tax and accounting treatments for the $6.6 billion in Senior Notes and cash that you will be distributing to Sprint Nextel. Also, tell us whether these transactions are disclosed and addressed in the private letter ruling you received from the IRS.

41. With respect to your tax-sharing agreement with Sprint Nextel, please briefly explain what "other actions or failures to act by us" would trigger indemnification.

Management`s Discussion and Analysis, page 28

General

42. Please discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands, or uncertainties that may affect your financial condition. Challenges that should be discussed include the transition from being a wholly-owned subsidiary to a publicly-traded company (including paying for the increased costs associated with being a public company), the impact of your additional debt and your ability to generate similar rates of growth. Consider identifying the metrics used to gauge your financial condition or performance.

Overview, page 28

Basis of Presentation, page 29

43. Please discuss in detail the terms contained in the separation and distribution agreements that will be entered into by you and Sprint Nextel. Reflect these in the pro forma financial statements, as appropriate.

44. Please expand to discuss thoroughly your trends, such as the reduction in revenue from core business as discussed on page 14 and elsewhere in the filing, increased operating costs as a stand alone company, increased debt service, new agreements with Sprint Nextel that will replace that your current intercompany revenue and expenses as well as other relevant items, on future operations and financial condition.

45. You have disclosed your intent to pay a quarterly dividend of approximately $75 million per quarter. Please discuss in detail in
Liquidity, with a cross reference in Dividend Policies on page 26, the source(s) for the cash for the dividend payments as well as the sources of cash for the other capital requirements disclosed on page
14 and in other sections of the document.

46. Please discuss in detail the insurance costs that you anticipate in future years now that you will not be included in the Sprint Nextel insurance package and also in light of the fact that you have
52% of your access lines in Florida, North and South Carolina and Texas. Quantify the hurricane-related costs for the last several years that you disclose on page 15 that you may have to substantially self-insure.

Results of Operations, page 33

47. Please quantify the impact of each factor when multiple factors contribute to material fluctuations in line items. Stating that line items increased or decreased "primarily due to . . ." may not provide your investors with sufficient understanding of the factors that caused the change or how much of the change was due to a particular factor.

Liquidity and Capital Resources, page 40

Financing Activities, page 41

48. You state on page 41 that you "paid dividends to Sprint Nextel of
$865 million in 2004 and $683 million in 2003." Please clarify whether you are discussing only dividends that Sprint Nextel paid to its stockholders.

Capital Requirements, page 41

49. Please disclose the expected capital expenditures for 2006.

Liquidity, page 41

50. We note your disclosure in the contractual obligations table and your statement on page 43 that "[l]ong term debt obligations reflected [in the table] above reflect [y]our historical debt level, which is not representative of the debt repayments that will actually be due under [y]our new capital structure." Please provide another table giving effect on a pro forma basis to the debt transaction, including the over $4 billion in notes to Sprint Nextel and any mandatory redemptions of securities such as the mirror preferred stock, related to the distribution. Given the significant size of your debt following the distribution, you should provide meaningful disclosure about your debt obligations and cash flows going forward.

Business, page 46

Overview, page 46

51. Please provide a legend to the map on page 46 so that it is easier to recognize which areas, dark shaded, light shaded or not shaded, represent the locations of your service territories.

Our Strengths, page 47

52. So that shareholders will have a stronger sense of your ability to grow as you have suggested in this section, please explain what you mean by your being a "preferred choice" as your customers seek additional services and how you determined this. Also discuss the degree to which customers in your local service territories seek new additional services.

Competition, page 57

53. You disclose at the beginning of your business discussion that, after the spin-off, you will be the fifth largest local communications company in the U.S. based on number of access lines.
Identify the four largest local communications companies and discuss in more detail your relative position to your competitors.

Management, page 66

Employment Contracts, page 77

54. Please file as exhibits to the Form 10 the named executive officer employment contracts that you expect to assume on or before the distribution date.

Security Ownership of Certain Beneficial Owners, page 82

55. The disclosure in this section is confusing. Please provide a beneficial ownership table that shows the expected ownership of Embarq`s common stock following the distribution by officers, directors and more than five percent beneficial holders as contemplated by Item 403 of Regulation S-K.

Agreements with Sprint Nextel, page 83

General

56. Where you discuss conditions to Sprint Nextel`s obligation to perform under a material agreement or its ability to terminate early a material agreement, please also provide more concrete examples of the conditions. For example, where you state on page 88 that your failure to maintain "certain components of [y]our business as an active business" is prohibited generally under the tax sharing agreement, provide an indication of the components. As another example, you state on page 83 that that Sprint Nextel will have the right to terminate the MVNO agreement if you "fail to meet subscriber targets within the first two years of the agreement" and that Sprint
Nextel also may terminate the agreement "upon a change of control of
[y]our company." To aid investors in understanding the degree of ease or difficulty faced by Sprint Nextel in deciding to unilaterally terminate the agreement, please briefly note the subscriber targets and offer a general sense of what is meant by change of control.

Commercial Service Agreements, page 83

57. You state that the agreement affords you the right to resell wireless services in "areas covered by affiliate networks that are not owned or controlled by Sprint Nextel." Please explain what you mean by "affiliate networks" so that investors will have a greater sense of the breadth of your ability to compete with Sprint Nextel in providing wireless services after the distribution.

Separation and Distribution Agreement, page 85

58. Discuss the ability of either party to amend this agreement after distribution of the information statement to Sprint Nextel stockholders and how the parties intend to communicate any material changes to holders.

59. Disclose how the parties determined the "certain assets and liabilities" and "certain contracts" referenced on page 86 that you will assume, as it does not appear that you will be assuming all assets, liabilities and contracts that relate to your business and operations.

Combined Financial Statements

Combined Statements of Operations, page F-3

60. Please provide pro forma earnings per share.

Combined Balance Sheets, page F-5

61. Please provide pro forma stockholders` equity giving effect to the issuance of the stock and the payment to Sprint Nextel of approximately $6.6 billion.

Note 9.  Income Taxes, page F-20

62. Please provide FAS 5 disclosure for the potential outcome for the uncertain tax issues that you disclose on page 31.

Note 11.  Commitments and Contingencies, page F-22

63. Please provide the required disclosures regarding environmental liabilities required by SOP 96-1 and SAB 5(Y).

Schedule II - Combined Valuation and Qualifying Accounts, page F-
30

64. Please include all allowances, including, but not limited to, the revenue reserve discussed on page 32.

Updating

65. Please update the financial statements to comply with Rule 3-
12
of Regulation S-X.

*	*	*	*

      Please amend your Form 10 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at
202-551-3359, or Kathleen Krebs, Special Counsel, at 202-551-3810, with any other questions.

								Sincerely,




								Larry Spirgel
								Assistant Director


cc:	via facsimile (212) 556-2222
      E. William Bates, II., Esq./King & Spalding LLP




1.1. ??

1.2. ??

1.3. ??

1.4. ??

Ms. Toussaint
Embarq Corporation
February 22, 2006
Page 15